2211 North First Street
San Jose, CA 95131
paypal.com
                                            June 24, 2025

Via EDGAR

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Amy Geddes

    Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 4, 2025
File No. 001-36859

Dear Ms. Geddes:

Thank you for your letter dated June 11, 2025 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), which reference the Staff’s prior comments dated May 5, 2025, and our response dated May 16, 2025.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2024
MD&A
Net Revenue Analysis, page 36

1.Regarding your disclosure of total payment volume (TPV) metrics in quarterly earnings presentations, you state in response to prior comment 1 TPV does not directly relate to transaction revenues as TPV includes payment transactions processed on our payments platform that do not earn revenue. However, in MD&A you typically attribute changes in revenues to changes in TPV. Please advise or revise your MD&A disclosure accordingly.

Company response:

We acknowledge the Staff’s comment and provide the following additional details to our response to prior comment 1. In our prior response, we explained that TPV does not directly relate to transaction revenues. We disclose in our MD&A that transaction revenue growth is typically correlated with TPV growth and that management uses TPV to gain insight into the scale and strength of our payments platform, the engagement level of our customers, and underlying activity and trends which may be indicators of current and future performance. Under ASC 606-10-55-90, an entity should consider how information about the entity’s revenue has been presented for other purposes. TPV is used to assess scale and relevance of our payments platform and not to reflect revenue. Given the absence of a direct relationship between TPV and transaction revenues, we do not believe that our presentation of TPV constitutes information about our revenues presented for other purposes.

Although the relationship between TPV and transaction revenues is not always direct and absolute, there is a positive correlation between TPV and transaction revenues. In accordance with Item 303 of SEC Regulation S-K, within MD&A we describe the underlying reasons for material changes in our results of operations in both quantitative and qualitative terms. In periods when the growth in the scale of our platform is determined to be the material driver of transaction revenues for that period, we reference the increase in TPV to explain the qualitative reasons underlying the growth in revenue.

In future MD&A disclosures in our Form 10-Q and 10-K filings, we will clarify that TPV does not always have a direct and absolute relationship with transaction revenues. Please refer to a revised version of relevant disclosure in our Form 10-K for Fiscal Year Ended December 31, 2024 as an example:

Transaction revenues grew $2.0 billion, or 7%, in 2024 compared to 2023 driven primarily by an increase in revenues of approximately $1.3 billion, $0.5 billion, and $0.2 billion from our Braintree, core PayPal, and Venmo products and services, respectively, which is largely associated with growth in TPV and the number of payment transactions.

Notes to Consolidated Financial Statements
Note 2 – Revenue
Disaggregation of Revenue, page 76

2.We note your response to prior comment 1. Please tell us whether your CODM regularly reviews transaction revenue by product when evaluating the financial performance of your operating/reporting segment. If so, please tell us how you considered ASC 606-10-55-90b. If not, tell us how the CODM makes performance or resource allocation decisions within the segment.

Company response:

Our Chief Operating Decision Maker (CODM) evaluates performance and allocates resources using consolidated operating results and does not evaluate performance or make decisions on the basis of separate products. Our CODM regularly receives financial information which generally includes consolidated metrics, metrics to track the success of our strategic imperatives (such as TPV and TPV growth, monthly active account (MAA) growth, and monthly debit card users as a percentage of MAAs), and revenue information, TPV, and take rate percentage for our customer businesses (i.e., Consumer Group, Small Business & Financial Services (“SMB”), and Large Enterprise). In our prior response, we explained how business decisions must be evaluated based on their overall contribution to the company’s consolidated results due to the interconnected nature of our customer-focused business units and the interdependency of our products to drive increased customer engagement and facilitate the flywheel effect across our platform. We do not believe that revenue information alone is sufficient for the CODM to make decisions about allocating resources and assessing performance. Revenue information below consolidated totals, which may include product, customer, key initiative or geographic information, are provided to the CODM to explain key drivers and contributions to consolidated revenue fluctuations period over period.

In Q1 2025, at our Investor Day on February 25, 2025, PayPal introduced our strategic imperatives driving focused execution in 2025: win checkout, scale omni, grow Venmo, and accelerate SMB. The strategic initiatives aim to drive durable profitable consolidated growth (i.e., consolidated non-GAAP transaction margin dollars and non-GAAP EPS). Our strategic initiatives are intended to accelerate consolidated profitable growth across our payments platform and across all products, as we operate as a dual-sided network where strategic, interconnected business decisions focus on both sides of the platform and strategies aimed at our consumer business generally impact our merchant business and vice versa.

We have considered ASC 606-10-55-90 when analyzing how information about our revenue has been presented for other purposes, including our CODM’s evaluation of financial performance of our operating segment, when selecting the type of categories to use for revenue disaggregation. The guidance does not require disaggregation of revenue definitively when information about our revenue is presented for other purposes, but rather, that we analyze any revenue information presented for other purposes to determine if those categories are affected differently by economic factors to achieve the objective in ASC 606-10-50-5 for disaggregating revenue.

As noted in our prior response, the nature of each product within transaction revenues is payment processing, and these products broadly share similar characteristics, share substantially the same nature, timing of revenue recognition, uncertainty of future cash flows, and contract structure, and are similarly impacted by economic factors. While we offer a wide range of products on our payments platform to meet the diverse needs of our customers, the nature of each product offering in transaction revenues is transaction processing. We earn transaction revenues primarily from fees paid by our customers to receive payments on our payments platform. In a typical transaction only the merchant (party receiving funds) pays a fee, and the standard payment flow is free for consumers. Accordingly, the majority of PayPal’s transaction revenue is derived from merchant accounts, but purchases are primarily initiated by consumer activity. The majority of transaction revenue we generate across our products is dependent on consumer spending on goods and services and consumers choosing to transact at the merchants we serve. Changes in economic conditions or shifts in discretionary versus non-discretionary spending patterns generally have the potential to impact all our products similarly. Given that approximately 60% of Large Enterprise merchant accounts and 40% of SMB merchant accounts have more than one product, economic factors often manifest similarly across merchants and products. Since economic factors impact all our products similarly and the uncertainty of future cash flows may be significantly impacted by geographic region, we disclose revenue by geographic region. Transaction revenue is earned from contracts with customers that are defined at the transaction level and do not extend beyond the service already provided. Revenue within this category arises from a single performance obligation, which is satisfied at the point in time a transaction is completed on our platform. The nature, the uncertainty of revenue and cash flows, the timing of revenue recognition, and the contract structure do not significantly differ between our products within transaction revenue. As such, we have concluded that the products within transaction revenues do not require disclosure of disaggregated revenue categories according to ASC 606-10-50-5.

3. In your response to prior comment 1 you state you may provide product-specific revenue information when useful to explain consolidated results (e.g., the Xoom negative revenue trend in Q1 2024). In addition to the previously cited example, we note the following:

•In your Q1 2025 earnings release you cite progress across branded checkout, PSP, omnichannel, and Venmo as contributing to your results,
•In prepared remarks during the related earnings call, you cite 20% revenue growth for Venmo,
•On slide 8 of the earnings presentation, you cite growth in branded checkout and Venmo offsetting lower Braintree revenue,
•In your Q1 2025 Form 10-Q, you quantify the change in Braintree revenue (-$200m) and Venmo/PayPal revenue (+$170m), and
•In your 2024 Form 10-K, you quantify the change in Braintree revenue ($+1.3b), core PayPal (+$0.5b), and Venmo (+$0.2b).

While you have not provided this information for all products on a consistent basis nor provided actual revenue amounts, you have nonetheless disclosed transaction product-specific revenue information outside the financial statements and determined it useful in explaining results, which under ASC 606-10-55-90a is a factor that must be considered when selecting disaggregation categories. Please advise.

Regarding the above referenced Xoom negative revenue trend in Q1 2024 and the decline in Braintree revenue and increase in Venmo/PayPal revenue in Q1 2025, please explain to us why you believe these are not examples of transaction revenue products being differently affected by economic factors and, therefore, subject to different uncertainty than other products comprising transaction revenue. Refer to ASC 606-10-50-5.

Company response:

As discussed in our response to question 2 above, the nature of each product within transaction revenues is payment processing, and these products broadly share similar characteristics and are similarly impacted by economic factors. In determining the appropriate categories for disaggregating revenue, we considered how revenue information is presented for other purposes, including earnings calls and investor presentations, in accordance with ASC 606-10-55-90a. References to individual revenue components in MD&A and outside our financial statements are provided to give context to our investors and insight into how material changes in that period contribute to the performance of our consolidated revenues. In certain cases, we provided this information in compliance with Item 303 of SEC Regulation S-K, which requires us to describe the underlying reasons for material changes in our results of operations in both quantitative and qualitative terms. Revenue information is provided predominantly to update investors on our strategic initiatives and give insight into the impact that management’s strategy to drive consolidated profitable growth (i.e., our consolidated non-GAAP transaction margin dollars and non-GAAP EPS) may have on consolidated revenues in certain periods. Product-specific revenue is primarily impacted by the Company’s strategic decisions and not impacted differently by economic factors. Explanations of product-specific revenue variances, such as the examples cited for Braintree, Xoom, and Venmo, are not primarily related to economic factors, but rather to changes in management’s focus to drive profitable growth across our entire suite of products. Management’s strategic imperatives focus on accelerating profitable growth and may be executed through pricing model changes, cost reductions, and product innovation and refinements. The Company does not intend to provide product-specific revenue information for all products on a consistent basis. Additionally, such information is limited to relative indicators such as directional revenue trends or revenue growth percentages, and the Company has not and does not intend to provide total revenue amounts by product.

We have concluded that the presentation of certain product-specific revenue information to explain our consolidated results and the presentation of our strategic imperatives to explain how we plan to drive profitable growth does not signify or imply that the associated products carry materially different risks, or that they differ significantly in terms of nature, amount, timing or uncertainty of revenues and cash flows. The nature of each product within transaction revenues is payment processing, and these products broadly share similar characteristics and are similarly impacted by economic factors. As such, we have concluded that the products within transaction revenues do not meet the disaggregated revenue disclosure requirements according to ASC 606-10-50-5.

We regularly evaluate the requirements of ASC 606 to determine the appropriate level of revenue disaggregation. If in the future our products become distinctly affected by unique economic factors, or if the nature, amount, timing, or uncertainty of revenues and cash flows materially diverge, we will update our disclosures accordingly.

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Please do not hesitate to contact me if you have any questions at (312) 404-5389, or via email at cnatali@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Christopher Natali
Name: Christopher Natali
Title: Vice President, Chief Accounting Officer

cc: Sameer Shirsekar (PricewaterhouseCoopers LLP)